

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 8, 2017

Yaroslav Startsev
Chief Executive Officer
Kinetic Group Inc.
8275 S. Eastern Ave,
Suite 200-17
Las Vegas, NV 89123

> **Re:** **Kinetic Group Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2017**
> **File No. 333-216047**

Dear Mr. Startsev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 under the Securities Act. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. We note that you have minimal assets, limited revenues to date and appear to have limited operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout your prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Risk Factors, page 8

2.   We note that all of your directors and executive officers reside outside the United States. Please include this disclosure in a risk factor heading and discuss the risks specific to effecting service of process, enforcing judgments, and bringing original actions outside of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations for the three-month periods ended December 31, 2016 and 2015

Revenue, page 28

3.   Refer to the second sentence. Please revise the reference to "December 31, 2015" to "December 31, 2016."

Results of operations for the years ended September 30, 2016 and 2015, page 31

4.   Please tell us and clarify the use of your website www.groupkinetic.com in terms of whether it is used strictly to develop customer leads and/or to provide digital marketing services that will generate revenues for you.

Description of Our Business and Properties

Our Integrated Digital Marketing Services, page 37

5.   Please tell us and disclose in more detail how you intend to monetize on the different revenue streams from your planned digital marketing services. Specifically, please disclose how your Pay-Per-Click management, SMS marketing, and social media marketing (such as blogs and social media posts) will be sold to and used by your customers, and how they will be monetized to generate revenues. Additionally, consider discussing how you plan to locate and use freelance designers and developers for your short-term projects. Please refer to Item 303 of Regulation S-K and Commission Release No. 33-8350.

Pay-Per-Click (PPC) management, page 38

6.   Please discuss in more detail how you expect to market or attract new clients with respect to your Pay-Per-Click management, SMS marketing, and Social Media marketing. Additionally, consider elaborating on your statement that you adopt best-practice pay-per-click methods to ensure you get the most out of your client campaigns.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications